UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80157 / March 6, 2017

Admin. Proc. File No. 3-17642

In the Matter of

   CALA CORPORATION,
   CHINA HUAREN ORGANIC PRODUCTS, INC., and
   DAYSTAR TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

       The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Cala Corporation, China Huaren Organic Products,
Inc., or Daystar Technologies, Inc., and the Commission has not chosen to review the decision
on its own initiative.

       Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Cala Corporation, China Huaren Organic Products,
Inc., and Daystar Technologies, Inc.[2] The order contained in that decision is hereby declared
effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange
Act of 1934, the registrations of each class of registered securities of Cala Corporation, China
Huaren Organic Products, Inc., and Daystar Technologies, Inc., are hereby revoked.

       For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                    Brent J. Fields
                                    Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Cala Corp., China Huaren Organic Prods., Inc., Daystar Technologies, Inc., and Hangover
Joe's Holding Corp.,* Initial Decision Release No. 1086 (Dec. 1, 2016), 115 SEC Docket 11,
2016 WL 7011024. The stock symbols and Central Index Key numbers are: CCAA and 794107
for Cala Corporation; CHRN and 931947 for China Huaren Organic Products, Inc.; and DSTI
and 1262200 for Daystar Technologies, Inc.

INITIAL DECISION RELEASE NO. 1086
ADMINISTRATIVE PROCEEDING
File No. 3-17642

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CALA CORPORATION, CHINA HUAREN ORGANIC PRODUCTS, INC., DAYSTAR TECHNOLOGIES, INC., and HANGOVER JOE'S HOLDING CORP.	INITIAL DECISION OF DEFAULT AS TO THREE RESPONDENTS December 1, 2016

APPEARANCE: David S. Frye, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents Cala Corporation, China Huaren Organic Products, Inc., and Daystar Technologies, Inc. (the Three Respondents), based on their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On October 24, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondent Hangover Joe's Holding Corp. agreed to a settlement with the Commission, and on November 10, 2016, the Commission issued an order making findings and revoking the registration of its securities, ending the proceeding as to that Respondent. *Cala Corp.*, Exchange Act Release No. 79278, 2016 SEC LEXIS 4194.

The Three Respondents were served with the OIP by October 31, 2016, and their answers were due by November 14, 2016. *Cala Corp.*, Admin. Proc. Rulings Release No. 4352, 2016 SEC LEXIS 4246 (ALJ Nov. 15, 2016). On November 15, 2016, I noted that the Three Respondents had not filed answers and ordered them to show cause by November 25, 2016, why the registrations of their securities should not be revoked by default due to their failures to file

answers or otherwise defend the proceeding. *Id*. The Three Respondents did not attend the telephonic prehearing conference held on November 29, 2016, and to date have not filed answers or responded to the show cause order.

FINDINGS OF FACT

The Three Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Cala Corporation, Central Index Key (CIK) No. 794107 and ticker symbol CCAA, is an Oklahoma corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2013, which reported a net loss of $312,956 for the prior year. As of October 13, 2016, the company's common stock was quoted on OTC Link operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Huaren Organic Products, Inc., CIK No. 931947 and ticker symbol CHRN, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $124,307 for the prior nine months. As of October 13, 2016, the company's common stock was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Daystar Technologies, Inc., CIK No. 1262200 and ticker symbol DSTI, is a void Delaware corporation located in Kelowna, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $3,783,496 for the prior nine months. As of October 13, 2016, the company's common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, the Three Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). The Three Respondents failed to file timely periodic reports. As a result, the Three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Three Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Three Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Three Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, even if, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, they did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Three Respondents have not answered the OIP, appeared at the prehearing conference, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Three Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cala Corporation, China Huaren Organic Products, Inc., and Daystar Technologies, Inc., are hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge

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1. This order applies to all classes of the Three Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.